Exhibit 99.(h)(4)

P.O. Box 87

Denver, Colorado 80201

(800) 955-9988

(303) 534-5627

April 29, 2024

Board of Trustees

SCM Trust

1125 Seventeenth Street, Ste. 2550

Denver, CO 80202

Re:	Certain Expense Limits

Gentlemen,

CCM Partners, LP d/b/a Shelton Capital Management (“SCM”), as the investment adviser to the various series funds (each a “Fund”, and collectively “Funds”) of SCM Trust, hereby agrees to the expense limitations stated in the chart below.

SCM agrees to reimburse expenses incurred by the Funds to the extent that total annual operating expenses (excluding acquired fund fees and expenses, certain compliance costs, interest and broker expenses relating to investment strategies (including commissions, mark-ups and mark-downs), leverage interest, other transactional expenses, annual account fees for margin accounts, taxes (such as income and foreign withholding taxes, stamp duty and deferred tax expenses), and extraordinary expenses such as litigation or merger and reorganization expenses, for example) exceed the percentage indicated in respect of each Fund.

Name of Fund	Class	Expense Undertaking by Shelton Capital Management through May 1, 2025
Shelton Tactical Credit Fund	Institutional	0.98%
	Investor	1.23%
Shelton International Select Equity Fund	Institutional	0.98%
	Investor	1.23%
Shelton Emerging Markets Fund	Institutional	0.97%
	Investor	1.22%

This agreement is effective as of May 1, 2024, and may only be terminated or modified in respect of each Fund with the approval of the Board of Trustees. SCM will be permitted to recapture, on a class-by-class basis, expenses it has reimbursed through this letter agreement to the extent that a Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement; provided, however, that such recapture payments do not cause the Fund’s expense ratio (after recapture) to exceed the lesser of (i) the expense cap in effect at the time of the waiver and (ii) the expense cap in effect at the time of the recapture. Notwithstanding the foregoing, the Fund will not pay any such fees and expenses more than three years after the date on which the fees or expenses were deferred. Any such recapture is subject to the review and approval of the Board of Trustees.

If you have any questions, please do not hesitate to contact me at (415) 625-4900.

Signature Page Follows

Sincerely,

Steve Rogers
Chief Executive Officer
Shelton Capital Management

Agreed and Acknowledged:

Date:	4/29/24

Cc:	Peter H. Schwartz, Davis Graham & Stubbs LLP, Counsel to SCM Trust Greg Pusch, General Counsel & CCO